EXHIBIT 4.22

AGREEMENT TO AMEND SECURITIES PURCHASE AGREEMENT

AND 10% CONVERTIBLE DEBENTURE DUE AUGUST 1, 2012

THIS AGREEMENT (the “Agreement”) to amend the Securities Purchase Agreement dated _______________ (the “Purchase Agreement”) and that certain 10% Convertible Debenture due August 1, 2012 is made as of July 31, 2012 between American Bio Medica Corporation, a corporation duly organized and existing under the laws of the State of New York (the “Company”), and ____________________________________, the registered holder (the “Holder”) of a certain 10% Subordinated Convertible Debenture Due August 1, 2012, Series A (the “Debenture”). Defined terms not otherwise defined in this Agreement shall have the meanings ascribed in the Debenture and the Purchase Agreement. The Company and the Holder are sometimes referred to collectively in this agreement as the “Parties” or singularly as a “Party.”

WHEREAS, the Company desires to extend the maturity date of each Debenture until August 1, 2013 (the “Extended Maturity Date”); and

WHEREAS, the Holder has received and reviewed Confidential Memorandum No. _____ that discloses certain risks and uncertainties related to the extension of the maturity date of the Debenture; and

WHEREAS, the Holder is willing to amend the Debenture to reflect the Extended Maturity Date; and

WHEREAS, the Parties agree to amend the Debenture to extend the maturity date on the terms and conditions set forth in this Agreement.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.          Recitals. The above recitals, definitions, preamble and provisions are hereby made a part of this Agreement.

2.          Amendments to Debenture.

(a)          The title of the Debenture shall be deleted in full and replaced with the following:

“15% CONVERTIBLE DEBENTURE DUE AUGUST 1, 2013.”

(b)          The preamble of the Debenture shall be deleted in full and replaced with the following:

“THIS DEBENTURE is one of a duly authorized issue of up to $1,500,000 in Series A and Series B Debentures of AMERICAN BIO MEDICA CORPORATION, a corporation duly organized and existing under the laws of the State of New York (the "Company") designated as its 15% Convertible Debentures, Series A, due August 1, 2013. Capitalized terms used herein shall have the same meanings as are ascribed to such terms in the Securities Purchase Agreement dated as of ___________________by and between the registered holder hereof (the "Holder") and the Company, unless otherwise defined herein.”

(c)          The second paragraph of the Debenture shall be deleted in full and replaced with the following:

“FOR VALUE RECEIVED, the Company promises to pay to _______________________________, the Holder, the principal sum of _______________________ (US $_________) on August 1, 2013 (the "Maturity Date") and to pay interest, in arrears on the principal sum outstanding from time to time in arrears, on a quarterly basis with the first payment to be made on November 1, 2012, at the rate of 15% per annum accruing from August 1, 2012. Accrual of interest shall commence on the date hereof until payment in full of the principal sum has been made or duly provided for. (For clarity’s sake, the Company confirms that it shall pay to Holder interest, in arrears, on the principal sum at the rate of 10%, from February 1, 2012 to August 1, 2012, and at the rate of 15% per annum thereafter until maturity).

“Subject to the provisions of paragraph 4 below, the principal of, and interest on, this Debenture are payable in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts, at the address last appearing on the Debenture Register of the Company as designated in writing by the Holder from time to time. The Company will pay the principal of and interest upon this Debenture on the Maturity Date, less any amounts required by law to be deducted, to the registered holder of this Debenture as of the tenth day prior to the Maturity Date and addressed to such holder at the last address appearing on the Debenture Register. The forwarding of such check shall constitute a payment of principal and interest hereunder and shall satisfy and discharge the liability for principal and interest on this Debenture to the extent of the sum represented by such check plus any amounts so deducted.”

4.          Amendment to the Purchase Agreement. The third recital paragraph of the Purchase Agreement shall be deleted and replaced with the following:

“WHEREAS, the Buyer wishes to purchase, upon the terms and subject to the conditions of this Agreement, 15% Subordinated Convertible Debentures Series A of the Company (the "Debentures"), which will be convertible into shares of Common Stock, $0.01 par value per share of the Company (the "Common Stock"), upon the terms and subject to the conditions of such Debentures (the Common Stock and the Debentures sometimes referred to herein as the "Securities"), and subject to acceptance of this Agreement by the Company;”

5.          Effective Date. The Effective Date of this Agreement will be August 1, 2012.

6.          Counterparts. This Agreement may be executed by the Parties in several counterparts, each of which shall be deemed to be an original and all of which shall constitute together but one and the same agreement. Delivery of executed counterparts of this Agreement electronically (by email or fax) shall be effective as an original and shall constitute a representation that an original will be delivered.

7.          Governing Law. This Agreement, the amended Debenture and the amended Purchase Agreement shall be governed by and construed in accordance with the laws of the State of New York. Each of the Parties consents to the jurisdiction of the federal courts whose districts encompass any part of the City of Albany or the state courts of the State of New York sitting in the City of Albany in connection with any dispute arising under this Agreement and hereby waives, to the maximum extent permitted by law, any objection, including any objection based on forum non conveniens, to the bringing of any such proceeding in such jurisdictions.

8.          Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and assigns.

9.          No Other Modification. Except to the extent specifically provided to the contrary in this Agreement, all terms and conditions of the Debenture shall remain in full force and effect, without modification or limitation. In the event of any conflict or inconsistency between any Debenture and the provisions of this Agreement, this Agreement will control and supersede to the extent of such conflict or inconsistency.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the date first above written.

THE COMPANY: AMERICAN BIO MEDICA CORPORATION

By:	Stan Cipkowski
Chief Executive Officer/Director

By:	Melissa A. Waterhouse
EVP, CCO, SEC

THE HOLDER:

By:

Printed Name:

Printed Name:

Address:

Tel:

Email: